UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012

Commission File Number: 001-35135

Sequans Communications S.A.

(Translation of Registrant’s name into English)

19 Le Parvis

92073 Paris-La Défense, France

Telephone: +33 1 70 72 16 00

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXPLANATORY NOTE

On or about February 24, 2012, Sequans Communications S.A. (the “Company”) mailed materials to holders of record at the close of business on February 17, 2012 of ordinary shares and American Depositary Shares, each representing one ordinary share, of the Company in connection with an ordinary general meeting of shareholders to be held at the Company’s headquarters in Paris, France on March 28, 2012. To comply with French law, the Company is holding the shareholder meeting for the purpose of appointing a second audit firm to certify the Company’s annual financial statements filed locally in France. Having exceeded the threshold based on certain size criteria, the Company is required by French law to have its shareholders appoint a second audit firm prior to the normal annual meeting of shareholders. The shareholders will be asked to appoint MBV & Associates as the second audit firm. Ernst & Young Audit, the Company’s current independent registered public accounting firm, will continue to be the sole auditor for the financial statements filed with the U.S. Securities and Exchange Commission. Ernst & Young Audit and MBV & Associates will jointly certify the Company’s financial statements filed locally in France.

The following exhibits are attached hereto and incorporated by reference herein:

Exhibit	Description

99.1	Agenda for Ordinary Shareholders Meeting on March 28, 2012

99.2	Report of the Board of Directors to the Ordinary General Meeting of Shareholders on March 28, 2012

99.3	Proxy card for use in connection with the Ordinary General Meeting of Shareholders on March 28, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEQUANS COMMUNICATIONS S.A. (Registrant)

Date: February 24, 2012	By:	/s/ Deborah Choate
Deborah Choate
Chief Financial Officer

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description

99.1	Agenda for Ordinary Shareholders Meeting on March 28, 2012

99.2	Report of the Board of Directors to the Ordinary General Meeting of Shareholders on March 28, 2012

99.3	Proxy card for use in connection with the Ordinary General Meeting of Shareholders on March 28, 2012